CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(Expressed in US dollars)

Norsat International Inc.

Table of Contents

Report of independent auditors	3
Consolidated statements of financial position	5
Consolidated statements of earnings and comprehensive income	6
Consolidated statements of changes in shareholders’ equity	7
Consolidated statements of cash flows	8
Notes to the consolidated financial statements	9
1. Nature of business	9
2. Basis of preparation	9
3. Significant accounting policies	9
4. Cost of sales and expenses	23
5. Business combination	23
6. Capital disclosures	26
7. Financial instruments and risk exposures	27
8. Government contributions	29
9. Inventory	30
10. Property and equipment	31
11. Intangible asset	32
12. Operating line of credit	32
13. Acquisition loan	32
14. Warranty	33
15. Share capital	34
16. Earnings per share	38
17. Income taxes	39
18. Segmented information	41
19. Supplemental cash flow and other disclosures	43
20. Related party transactions	43
21. Commitments and contingencies	44
22. Comparative figures	44
23. Transition to IFRS	44

Grant Thornton

Report of independent registered public accounting firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the shareholders of Norsat International Inc.:

We have audited the accompanying consolidated financial statements of Norsat International Inc., which comprises the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of earnings and comprehensive income, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

GrantThornton

2

accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Norsat International Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grant Thornton LLP

Vancouver, Canada

March 8, 2012

Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Norsat International Inc.

Consolidated Statements of Financial Position

(Expressed in US Dollars)

Notes	December 31, 2011	December 31, 2010	January 1, 2010 (Note 23)
ASSETS				
Current assets				
Cash and cash equivalents		$ 4,192,875	$ 6,315,043	$ 4,714,644
Short term investments		67,711	39,030	36,932
Trade and other receivables	7	7,935,863	4,562,606	5,970,127
Contract work in progress	7	300,985	-	-
Inventories	9	10,173,019	5,727,989	4,077,898
Prepaid expenses and other		670,371	590,451	1,147,159
		23,340,824	17,235,119	15,946,760
Non-current assets				
Property and equipment, net	10	1,128,098	958,649	529,905
Intangible assets, net	11	9,287,868	340,258	224,052
Goodwill	5	5,277,620	-	-
Long-term prepaid expenses and other		29,844	9,340	9,340
Deferred income tax assets	17	1,197,165	1,870,723	1,973,668
		16,920,595	3,178,970	2,736,965
Total assets		**$ 40,261,419**	**$ 20,414,089**	**$ 18,683,725**
LIABILITIES				
Current liabilities				
Trade and other payables		$ 5,802,370	$ 1,574,336	$ 1,396,106
Accrued liabilities		1,319,780	1,128,016	1,443,254
Provisions	14	186,716	141,813	108,085
Current portion of Interest bearing loans and borrowings	13	3,000,000	-	-
Taxes payable		620,461	139,775	-
Deferred revenue		642,183	1,201,250	1,178,868
		11,571,510	4,185,190	4,126,313
Non-current liabilities				
Interest bearing loans and borrowings	13	6,650,286	-	-
Long-term deferred revenue		141,685	395,720	625,075
Deferred income tax liabilities	17	2,622,814	-	327,295
Promissory note payable	5	597,226	-	-
		10,012,011	395,720	952,370
Total liabilities		**21,583,521**	**4,580,910**	**5,078,683**
SHAREHOLDERS' EQUITY				
Issued capital	15	39,850,648	37,447,180	37,401,639
Contributed surplus		3,812,151	3,718,244	3,682,068
Accumulated other comprehensive income		(70,746)	-	-
Deficit		(24,914,155)	(25,332,245)	(27,478,665)
Total shareholders' equity		18,677,898	15,833,179	13,605,042
Total liabilities and shareholders' equity		**$ 40,261,419**	**$ 20,414,089**	**$ 18,683,725**

Commitments and contingencies (note 21)

See accompanying notes to the consolidated financial statements.

Approved by the Board and authorized for issue on March 8, 2012.

                “ Fabio Doninelli”

       “ James Topham”

                 Board of Director

                         Board of Director

Norsat International Inc.

Consolidated Statements of Earnings and Comprehensive Income

(Expressed in US Dollars)

Notes		Year ended December 31, 2011		2010
Revenue	18	$	38,355,261	$	20,233,009
Cost of sales	4		21,658,030		10,629,476
Gross profit	18		16,697,231		9,603,533
Expenses:					
Selling and distributing expenses	4		6,011,051		3,154,272
General and administrative expenses	4		7,195,473		3,280,326
Product development expenses, net	4		1,294,773		863,109
			14,501,297		7,297,707
Earnings before other expenses			2,195,934		2,305,826
Gain on disposal of property and equipment			-		(29,396)
Interest and bank charges			593,496		59,433
Impairment of assets			-		133,429
(Gain)/ loss on foreign exchange			(98,118)		86,792
Earnings before income taxes			1,700,556		2,055,568
Current income tax expense	17		811,081		139,775
Deferred income tax expense/(recovery)	17		478,585		(224,350)
Net earnings for the period		$	410,890	$	2,140,143
Other comprehensive income					
Exchange differences on translation of operations in currencies other than US Dollars			(70,746)		-
Total comprehensive income for the period		$	340,144	$	2,140,143
Net earnings per share					
Basic	16	$	0.01	$	0.04
Diluted	16	$	0.01	$	0.04
Weighted average number of shares outstanding					
Basic	16		58,045,606		53,566,853
Diluted	16		58,165,203		53,651,336

See accompanying notes to the consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in US Dollars)

Norsat International Inc.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

Notes	2011	2010
		Year ended December 31,	
Cash and cash equivalents provided by (used in)			
Operating activities:			
Net earnings for the period		$ 410,890	$ 2,140,143
Income taxes paid		(956,735)	-
Non-cash adjustments to reconcile net earnings to net cash flows:			
Amortization		1,525,345	382,796
Foreign exchange loss		336,818	11,304
Loan acquisition costs amortization		23,643	-
Gain on disposal of property and equipment		-	(29,396)
Impairment of assets		-	133,429
Current income tax	17	811,081	139,775
Deferred income tax expense/(recovery)	17	478,585	(224,350)
Share-based payments	15	114,237	166,807
Accretion of promissory notes		94,289	-
Government contribution	8	(1,602,199)	(1,086,968)
Changes in non-cash working capital	19	1,089,665	(586,912)
Net cash flows from operating actitivies		**2,325,619**	**1,046,628**
Investing activities:			
Purchase of intangible assets, property and equipment		(276,673)	(584,789)
Proceeds from government contributions for acquisition of property and equipment		-	28,878
Proceeds from sale of property and equipment		-	61,500
Acquisition of subsidiary, net of cash acquired	5	(15,235,954)	-
Net cash flows used in investing activities		**(15,512,627)**	**(494,411)**
Financing activities:			
Repurchase of common shares and related fees	15	(27,916)	(316,514)
Proceeds from interest bearing borrowings	13	11,892,959	-
Proceeds from shares issued under ESOP, net of share issuance costs	15	348,792	130,823
Proceeds from exercising warrants and options	15	32,559	106,879
Proceeds from government contributions	8	1,127,888	1,126,994
Repayment of interest bearing borrowings	13	(2,200,000)	-
Net cash flows from financing activities		**11,174,282**	**1,048,182**
Effect of foreign currency translation on cash and cash equivalents		(109,442)	-
(Decrease)/increase in cash and cash equivalents		(2,122,168)	1,600,399
Cash and cash equivalents, beginning of period		6,315,043	4,714,644
Cash and cash equivalents, end of period		**$ 4,192,875**	**$ 6,315,043**

Supplemental cash flow and other disclosures (note 19)

See accompanying notes to the consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

1.  Nature of Business

The Company is incorporated under the laws of British Columbia, Canada, and its registered office is Suite 110 – 4020 Viking Way, Richmond, British Columbia, Canada.

The Company is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. The Company’s products and services include Radio Frequency (“RF”) antennas and filters, portable satellite systems, microwave components, maritime systems and remote network systems.

The Company’s business operates primarily through three business segments – Antenna and Radio Frequency Conditioning Products (Sinclair Technologies), Satellite Solutions and Microwave Products.  The Company also has two additional segments which have limited activity – Maritime Solutions and Remote Network Solutions.

2.  Basis of Preparation

The consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS 1 “First Time Adoption of International Financial Reporting Standards”. The Company’s first annual consolidated financial statements under IFRS are presented for the year ended December 31, 2011.

The Company’s date of transition to IFRS and its opening IFRS balance sheet is as at January 1, 2010.

These consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The consolidated financial statements for the year ended December 31, 2011, including comparatives, were approved by the board of directors on March 8, 2012.

3.  Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention, except for revaluation of certain financial instruments. The Company’s principal accounting policies are outlined below:

a)

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are as follows:

➢

Norsat International (America), Inc.

➢

Norsat International (United Kingdom) Ltd.

➢

Norsat S.A.

➢

Sinclair Technologies Holdings Inc.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All significant intercompany balances and transactions have been eliminated.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

b)

Business Combinations and Goodwill

Business combinations that occurred prior to January 1, 2010 were not accounted for in accordance with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements in

accordance with the IFRS 1 First-time Adoption of International Financial Reporting Standards exemption discussed further in note 23.

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs are expensed in the period in which they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statement of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

c)

Use of Estimates and Management Judgement

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates.

The following are significant management judgments, estimates and assumptions in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Recognition of service and contract revenues

Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing construction contract revenue also requires significant judgement in determining milestones, actual work performed and the estimated costs to complete the work.

Selling prices of multi-element sales arrangements

Determining selling prices for multi-element arrangement follows a hierarchy of selling prices. If vendor specific objective evidence and third party evidence of selling price do not exist, then management’s best estimate of selling price for the deliverable is used. This requires significant judgement in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Business combinations

The Company uses valuation techniques in determining fair values of the various elements of a business combination based on future expected cash flows and a discount rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Share-based payment

The Company measures the cost of equity settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Provision for warranties

The Company provides for warranty expenses by setting aside a percentage of sales towards the warranty provision account. The percentage is based on the Company’s historical warranty claims. Uncertainty relates to the timing and amount of actual warranty claims that can vary from the Company’s estimation.

Allowance account for credit losses

The Company provides for bad debt by setting aside a percentage of sales towards the allowance account based on historical default experience. Uncertainty relates to the actual collectivity of customer balances that can vary from the Company’s estimation.

d)

Foreign Currency Translation

The Company’s consolidated financial statements are presented in United States dollars, which is also the Company’s functional currency. Each entity of the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency and presented in United States dollars.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the date of transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the reporting date.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates as at the date when fair value is determined.

Statement of earnings items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using average exchange rates for the period where the rates do not fluctuate significantly and the rate in effect on the date of the transaction where the rate over the period does fluctuate significantly.

All gains and losses on translation of these foreign currency transactions are included in the Consolidated Statement of Earnings and Comprehensive Income.

e)

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option plan described in note 15. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling and distributing, general and administrative, and product development expenses with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest.

f)

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with terms to maturity of up to 3 months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

g)

Short-Term Investments

Included in short-term investments are restricted securities typically with terms of maturity of three months or more, but one year or less when acquired.

h)

Allowance Account for Credit Losses

All of the Company’s trade and other receivables have been reviewed for indicators of impairment. The Company maintains an allowance account for credit losses for estimated losses that may arise if any of its customers are unable to make required payments. Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience. In addition, periodically throughout the fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s trade and other receivables balance. The allowance set aside is then adjusted to align with the specific analysis performed.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

i)

Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

Long-term prepaid expenses and other include other deposits of greater than one year.

j)

Inventories

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

k)

Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government assistance, and net of accumulated depreciation. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of term of lease or useful life

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the Consolidated Statement of Earnings and Comprehensive Income as incurred.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end.

l)

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Earnings  and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Earnings and Comprehensive Income when the asset is derecognized.

The Company records amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value to the Company. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

m)

Impairment of Long-Lived Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash generating unit level, as appropriate, or when circumstances indicate that the carrying value may be impaired.

n)

Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under the Company’s policies is reflected in current liabilities as deferred revenue (revenue that can be recognized in one year or less).  Included in deferred revenue are amounts related to installation, training, extended warranty, and post contract support associated with the sale of the Company’s products.

Revenue that has been paid for by customers but will not qualify for recognition within the next year under the Company’s policies is reflected in non-current liabilities as long-term deferred revenue (revenue that can be recognized in more than one year). Included in long-term deferred revenue are extended warranty and other services provided by the Company to its customers.

o)

Comprehensive Income

Comprehensive income is comprised of net earnings for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ functional currency to United States dollars.

p)

Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

➢

financial assets at fair value through profit or loss (“FVTPL”);

➢

held-to-maturity investments;

➢

loans and receivables; and

➢

available-for-sale financial assets.

The Company determines the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset.

All financial assets, except financial assets at fair value through profit or loss, are recognized initially at fair value plus directly attributable transaction costs.

The Company’s financial assets include cash and cash equivalents, short term investments, and trade and other receivables.

The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The subsequent measurement of financial assets depends on their classification as follows:

i.

Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, it is part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or it is a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the Consolidated Statement of Financial Position at fair value with changes in fair value recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial assets as FVTPL.

ii.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial assets as held-to-maturity investments.

iii.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss of receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are written off during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period.

The Company has classified cash and cash equivalents, short-term investments, and trade and other receivables as loans and receivables.

iv.

Available-for-sale financial assets

Non-derivative financial assets are designated as available–for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statement of Earnings and Comprehensive Income and removed from the available-for-sale reserve.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The Company has not designated any financial assets as available-for-sale assets.

v.

De-recognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired.

vi.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

➢

significant financial difficulty of the issuer or counterparty;

➢

default or delinquency in interest or principal payments; or

➢

it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables are reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction cost except FVTPL.

The financial liabilities include trade and other payables, accrued liabilities, interest bearing loans and borrowings, and promissory note payable.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.

FVTPL

FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Gains and losses on liabilities held for trading are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The Company has not designated any financial liabilities upon initial recognition as FVTPL.

ii.

Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash payments over the expected life of the financial liability.

Gains and losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has classified trade and other payables, accrued liabilities and interest bearing loans and borrowings and promissory note payable as other financial liabilities.

iii.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

The carrying value of financial liabilities approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

q)

Revenue Recognition

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢

the delivered item(s) has standalone value and

➢

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

➢

Vendor specific objective evidence (“VSOE”) of selling price,

➢

If VSOE does not exist then third party evidence of selling price (“TPE”) is used, or

➢

If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand-alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Extended warranty of 1 to 3 years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Revenue that has been received but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

r)

Construction Contracts

The Company also earns revenue from fixed-price construction contracts.  These contracts specifically negotiated for the construction of a combination of satellite system products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of- completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

If circumstances arise that change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the Consolidated Statement of Earnings and Comprehensive Income in the period in which the circumstances that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the year or period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. Contract work-in-progress revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

s)

Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.

t)

Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment. The Company recognizes government grants only when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company presents the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Loss over the life of the depreciable assets as a reduced depreciation expense.

u)

Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

The Company accounts for income tax credits in accordance with IAS 12 Income taxes.

v)

Net Earnings Per Share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share is computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock options and warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and warrants and when the Company generates net earnings.

w)

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the Consolidated Statement of Earnings and Comprehensive Income, net of any reimbursement.

x)

Future Accounting Pronouncements

All accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

The Company will be required to adopt IFRS 10 Consolidated Financial Statements (“IFRS 10”) effective January 1, 2013, with earlier application permitted. IFRS 10 replaces the consolidation requirements in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and interpretation SIC-12 Consolidation—Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control and related application guidance so that a single control model can be applied to all entities.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

IFRS 10 also enhances disclosures about consolidated and unconsolidated entities to be published in a separate comprehensive disclosure standard related to involvement in other entities. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the consolidated financial statements.

The Company will be required to adopt IFRS 13, Fair Value Measurement (“IFRS 13”) effective January 1, 2013, with earlier application permitted. IFRS 13 sets out a single framework for measuring fair value and requires disclosures about fair value measurements. It does not determine when an asset, a liability or an entity’s own equity instruments is measured at fair value. But, the measurement and disclosure requirements for IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the consolidated financial statements.

The Company will be required to adopt the amendments to IAS 1 Financial Statement Presentation (“IAS 1”) effective January 1, 2013. These amendments improve the presentation of components of other comprehensive income (“OCI”). The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

The Company will be required to adopt IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2015 with earlier application permitted. This is a result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

4.  Cost of Sales and Expenses

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premium, Medical Services Plan, Registered Retirement Savings Plan contribution and vacation accrual.

5.  Business Combination

Acquisition of Sinclair Technologies Holdings Inc.

On January 21, 2011, the Company acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The Company believes the acquisition of Sinclair complements the Company’s core businesses and supports the Company’s goal of becoming a premium provider of broadband communication solutions for remote and austere regions. It is expected that Sinclair will help diversify the Company’s markets into the commercial space and into the municipal government level. In addition, the Company believes that combining forces with Sinclair may create opportunities to cross sell its customer base, resell Sinclair’s products using its Microwave Products segment, potentially have target design antennas for its Maritime Solutions and Remote Network Solutions segments, and expose Sinclair’s products to its relationships in Europe and the military markets.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The identified assets, liabilities, and purchase price below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below.

The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 are as follows:

Fair value recognized on acquisition
Assets		
Cash and cash equivalents	$	726,102
Short-term investments		29,997
Trade and other receivables		2,300,607
Inventories		4,844,883
Prepaid expenses and other		152,856
Property and equipment, net		668,406
Intangible assets, net		10,068,000
Deferred income tax assets		66,993
Total Assets		**18,857,844**
Liabilities		
Trade and other payables		2,064,882
Deferred income tax liabilities		2,910,040
Taxes payable		741,369
Total Liabilities		**5,716,291**
Total identifiable net assets at fair value	**$**	**13,141,553**
Goodwill on acquisition of Sinclair		**5,360,340**
Purchase consideration transferred	**$**	**18,501,893**

The Company estimates that all cash flows related to trade and other receivables will be collected.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

The Company paid cash consideration of $15,962,056, financed from the Company’s cash and cash equivalents in the amount of $3,962,056 and $12,000,000 in debt financing from its principal banker, and contingent consideration of 4,028,932 common shares issued from treasury with a fair value of $2,036,900 and promissory notes with a total face value of $750,000 plus interest at 3% per annum with a fair value of $502,937. The issuance of the common shares and the payment of promissory notes are contingent upon Sinclair achieving certain financial metrics.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The Company discounted the promissory notes with a total face value of $750,000 using a discount rate of 20% for the duration of its maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Risk free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

The Company paid its principal banker $108,000 in financing fees to acquire the $12,000,000 debt financing.  The $108,000 was capitalized as part of the cost of the debt and is being amortized over the term (Note 13).

The Company incurred approximately $800,000 (2011 - $500,000, 2010 - $300,000) transaction costs to date in relation to the acquisition that has been recognized in the Consolidated Statement of Earnings and Comprehensive Income.

$1,000,000 of the cash consideration is held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.  The $1,000,000, less claimed amounts, if any, is releasable to the vendors on January 21, 2013.

The common shares are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2011. Based on the financial results, the Company expects to release 100% of the common shares held in escrow to the vendors.

The promissory notes are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ending December 31, 2012. The Company currently does not have sufficient information to measure the final amount of promissory notes to be released to the vendors. The value of the promissory notes as at December 31, 2011 was $597,226.

The breakdown of consolidated revenue and consolidated net earnings of Norsat International Inc. and Sinclair for the year ended December 31, 2011 were as follows:

The following pro-forma information has been prepared for the Company as if the acquisition occurred on January 1, 2011:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes. The year-to-date change to Goodwill on acquisition of Sinclair is as follows:

6.  Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, the promissory note and the operating line of credit (if drawn).  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at December 31, 2011 shareholder’s equity was $18,677,898

(2010 - $15,833,179, January 1, 2010 - $13,605,042).

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (Note 12).

During September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012 (Note 8).

For the year ended December 31, 2011, there were no changes in the Company's approach to capital management.

As at December 31, 2011 the Company has the following externally imposed capital requirements under its operating line of credit agreements (Note 12) and the acquisition loan agreement (Note 13):

➢

working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢

debt to tangible net worth ratio (total liabilities less cash on hand and deferred tax liabilities divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings less intangible assets and goodwill) cannot exceed

5.65:1.00 as at December 31, 2011

4.35:1.00 as at March 31, 2012

3.65:1.00 as at June 30, 2012

3.15:1.00 as at September 30, 2012, and

2.50:1.00 thereafter – calculated quarterly

➢

debt service coverage ratio cannot be less than 1.00. Based on EBITDA less unfunded capital expenditures – calculated annually beginning December 31, 2012, and

➢

funded debt to EBITDA less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 5.45:1.00 for the three months ending March 31, 2012

3.35:1.00 for the three months ending June 30, 2012

3.00:1.00 for the three months ending September 30, 2012 and December 31, 2012, and

2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure. Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by the Company’s own cash and cash equivalents.  Funded debt includes only the acquisition loan (Note 13).

As at December 31, 2011, the Company is in compliance with its bank covenants.

7.  Financial Instruments and Risk Exposures

Fair value measurement

The Company’s financial assets include cash and cash equivalents, short term investments, and trade and other receivables.  The Company’s financial liabilities include trade and other accounts payable, accrued liabilities, interest bearing loans and borrowings, and promissory note payable.

The Company has classified its cash and cash equivalents, short-term investments, and trade and other receivables, as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities, interest bearing loans and borrowings, and promissory note payable are classified as other financial liabilities, measured at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

The Company regularly reviews the collectability of its trade and other receivables and establishes an allowance account for credit losses based on its best estimate of any potentially uncollectible accounts. As at December 31, 2011, the balance of the allowance account for credit losses was $65,553 (2010- $34,910; January 1, 2010 - $52,236).

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

Pursuant to their respective terms, net trade and other receivables was aged as follows as at December 31, 2011, December 31, 2010 and January 1, 2010:

There is a possibility of increased customer credit risk due to the ongoing global recessionary trends. As at December 31, 2011, the Company’s trade accounts receivable are made up of approximately 25% (2010 – 39%, January 1, 2010 - $58%) government trade receivables and the balance of the outstanding trade accounts receivable are spread over a large number of customers.

The Company has recognized $300,985 in contract work-in-progress relating to construction type revenue recognized but not yet billed to the customer.

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large banks and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value as at December 31, 2011 totaled $4,192,875 (2010- $6,315,043, January 1, 2010- $4,714,644)), and trade and other receivables of $7,935,036 (2010- $4,562,606, January 1, 2010- $5,970,127), representing the maximum exposure to credit risk of these financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access funds in Canadian and or United States dollars to meet short-term financing obligations.

As at December 31, 2011, the Company had cash and cash equivalents of $4,192,875, short term investments of $67,711 and trade and other receivables of $7,935,036 for a total of $12,195,622 which will cover its short-term financial obligations from its trade and other payables of $5,820,855, accrued liabilities of $1,319,780, provisions of $186,713, annual minimum interest bearing loans and borrowings repayments of $3,000,000 and taxes payable of $642,183 which total $10,929,327. The liquidity and maturity timing of these assets are adequate for the settlement of the short-term financial obligations.

The Company did not have any interest bearing loans and borrowings or promissory note payable at December 31, 2010 and January 1, 2010. Accrued liabilities were $1,128,016 and $1,443,254 as at December 31, 2010 and January 1, 2010 respectively. Trade and other payables were $1,574,336 and $1,396,106 as at December 31, 2010 and January 1, 2010 respectively.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The Company holds cash and has liabilities (primarily trade and other payables, accrued liabilities and provisions) in currencies other than the United States dollar, primarily the Canadian dollar. In addition, the Company also has Canadian dollar denominated trade and other receivables that are subject to currency risk.

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $177,000 (2010 - $90,000, January 1, 2010 -$79,000).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s interest bearing loans and borrowings subject floating interest rates. The Company does not enter into any interest rate swaps to mitigate interest rate risk.

8.  Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

The Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) in September 2008 and subsequently amended in October 2011, whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012.

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2012 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2013. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  As at December 31, 2011, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

For the year ended December 31, 2011, the Company recorded $1,602,199 (2010- $1,086,968; January 1, 2010- $1,324,922) as a reduction to product development expense in the Consolidated Statements of Earnings and Comprehensive Income. The Company also recorded $191,383 (2010- $28,878; January 1, 2010- $12,151) and $68,831 (2010 and January 1, 2010 - $nil) as a reduction to property and equipment costs and software costs, respectively. Total cash received was $1,127,888 for the year ended December 31, 2011 (2010- $1,155,872; January 1, 2010- $1,218,077). As at December 31, 2011, $1,303,490 remains in trade and other receivables (2010- $592,232; January 1, 2010- $599,445).

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

Technology Partnerships Canada Funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants had a life of five years and were priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes option pricing model.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. During 2009, the 1,206,811 warrants issued to TPC expired.

In addition, the Company is also obligated to make royalty payments to TPC based on the following terms:

➢

1.88% on sales of legacy products

➢

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

➢

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

o

the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;

o

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011. As a result, there are no more royalties accruing to the government as of January 1, 2012.

Royalties due under the TPC Agreements are recorded and expensed as the related sales occur.  The royalty is payable annually within 60 days of the year end. During the year ended December 31, 2011, $86,466 royalties were paid based upon revenues generated in fiscal 2010. The total amount of royalties accrued at December 31, 2011 were $91,466 (2010- $86,466; January 1, 2010- $265,074).

9.  Inventories

For the year ended December 31, 2011, the Company recognized inventories of $21,658,030 (2010- $10,563,010; January 1, 2010- $10,650,278) as expenses.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

Changes in the obsolescence provision of the periods presented are as follows:

On January 21, 2011, obsolescence increased by $697,593 due to the acquisition of Sinclair’s inventories.

10.  Property and Equipment, net

During the year ended December 31, 2010, the Company recorded an asset impairment loss of $83,429 and $50,000 relating to equipment and software, respectively, of a particular R&D project. Indicators of impairment were identified and a test of recoverable amount over the equipment and software was performed, resulting in a total impairment loss of $133,429 and a corresponding decrease in carrying value of the related equipment and software. In assessing the recoverable amount, the Company has obtained third party evidence to support the fair value of the equipment. The Company used a discounted cash flow analysis to determine the fair value of the related impaired assets using management best estimates and observable market-based inputs as applicable. The discounted cash flow analysis is based on 5 years of estimated net cash flows and a discount rate based on prevailing market rates.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

11.  Intangible Assets, net

Software	Customer Relationships	Product Designs	Brand	Other	Total
Cost						
Balance as at January 1, 2010	**$ 607,380**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 607,380**
Additions	264,200	-	-	-	-	264,200
Impairment of intangible assets (Note 10)	(50,000)					(50,000)
Balance as at December 31, 2010	**$ 821,580**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 821,580**
Additions	42,328					42,328
Assets acquired (Note 5)	-	5,545,000	2,986,000	1,249,000	288,000	10,068,000
Government contribution (Note 8)	(68,831)	-	-	-	-	(68,831)
Foreign exchange translation	-	(49,322)	(49,573)	(20,735)	(4,781)	(124,411)
Balance as at December 31, 2011	**$ 795,077**	**$ 5,495,678**	**$ 2,936,427**	**$ 1,228,265**	**$ 283,219**	**$ 10,738,666**
Accumulated Depreciation						
Balance as at January 1, 2010	**$ 383,328**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 383,328**
Depreciation for the period	97,994	-	-	-	-	97,994
Balance as at December 31, 2010	**$ 481,322**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 481,322**
Depreciation for the period	166,932	615,988	138,501	-	59,139	980,560
Foreign exchange translation	-	(5,497)	(3,915)	-	(1,672)	(11,084)
Balance as at December 31, 2011	**$ 648,254**	**$ 610,491**	**$ 134,586**	**$ -**	**$ 57,467**	**$ 1,450,798**
Net book value						
As at January 1, 2010	$ 224,052	$ -	$ -	$ -	$ -	$ 224,052
As at December 31, 2010	340,258	-	-	-	-	340,258
As at December 31, 2011	**$ 146,823**	**$ 4,885,187**	**$ 2,801,841**	**$ 1,228,265**	**$ 225,752**	**$ 9,287,868**

12.  Operating Line of Credit

The Company has a secured operating line of credit with HSBC Bank Canada (the “Bank”) of Cdn$3.5 million or US$2.8 million subject to an interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2011 and 2010, the Company had no borrowings outstanding with respect to the operating line of credit.

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2011 and 2010, the Company had no borrowing outstanding with respect to the revolving demand note.

13. Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 4% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. A portion of the loan is repayable in Canadian dollars and the remaining loan is repayable in U.S. dollars. As at December 30, 2011, the Company’s combined weighted average interest rate was 4.15%.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure.

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments. In addition, the Company repays an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011. The loan is secured by all assets of the Company under a general security assignment.

The Company incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at December 31, 2011 was $83,398.

The Company has externally imposed capital requirements under its acquisition loan agreement. Please refer to note 6, Capital Disclosures.

14.  Warranties

A provision is recognized for expected warranty claims on certain products sold during the last two to five years, based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two to five years of the reporting date. Assumptions used to calculate the provision for warranties are based on current sales levels and current information available about returns based on the two to five year warranty period.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

15.  Issued Capital

(a)

Authorized

        100,000,000 (2010- 75,000,000) common shares without par value

(b)  Shares issued and outstanding

(b)(i)

The Company obtained regulatory approval to commence a normal course issuer bid (“NCIB”) to purchase up to a maximum of $5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 59,388,305 at June 30, 2009.

The normal course issuer bid commenced on July 6, 2009 and terminated on July 5, 2010. The price paid for any common shares acquired was market price at the time of purchase and all common shares purchased under the normal course issuer have been cancelled.

During the year ended December 31, 2010, the Company repurchased 456,500 common shares at a weighted average share price Cdn$0.70 ($0.68) per share, respectively, pursuant to the normal course issuer bid.

The effects of the shares repurchased for the year ended December 31, 2010 are a decrease in share capital of $318,102 and a net increase in retained earnings of $6,278. Fees relating to the normal course issuer bid of $4,689 reduced share capital.

From July 6, 2009 to July 05, 2010 the Company repurchased a total of 1,216,000 shares at a weighted average share price of Cdn$0.71 ($0.68) per share.

On August 26, 2010, the Company obtained another regulatory approval to commence a normal course issuer bid to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010. The normal course issuer bid commenced on August 30, 2010 and terminated on August 29, 2011.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

During the year ended December 31, 2011, the Company repurchased 51,000 common shares at a weighted average share price Cdn$0.53 ($0.55) per share under the terms of normal course issuer bid.  Other than the repurchases described above, there were no other repurchases under the terms of any normal course issuer bids. Fees relating to the normal course issuer bid of $260 reduced share capital. The effects of the shares repurchased during the year ended December 31, 2011 resulted in a decrease in share capital of $35,113 and a net increase in retained earnings of $7,200.

(b)(ii)

On February 26, 2010, the Company issued and received consideration for 245,554 common shares in connection with its ESOP announced on January 18th, 2010. The Company generated gross proceeds of $133,019 and issued common shares at the price of $0.54 (Cdn$0.555). The Company capitalized share issuance costs of $2,196 to share capital during the year ended December 31, 2010 relating to the ESOP shares and recorded share-based payments of $40,571 and a corresponding increase in contributed surplus.

On February 18, 2011, the Company issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with its Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia) announced on January 27th, 2011.  The Private Placement was approximately 61% subscribed with participation from employees, senior management, and directors. The Company generated gross proceeds of $348,792 and issued common shares at the price of $0.57 (Cdn$0.568).  The Company’s ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP was conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia).All of the common shares are subject to a four-month hold period which ended June 19, 2011. During this period, these securities could neither be traded nor were they freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

(b)(iii)

During the year ended December 31, 2010, a total of 222,664 warrants were exercised at an exercise price of $0.48 per share. Proceeds of $106,879 were credited to share capital and $68,470 was reclassified from contributed surplus to share capital.

During the year ended December 31, 2011, 62,776 warrants were exercised at an exercise price of $0.48 per share. Proceeds of $30,132 were credited to share capital and $19,304 was reclassified from contributed surplus to share capital. As at December 31, 2011, all remaining outstanding warrants had expired and no warrants were outstanding. The warrants were held by an employee of the Company and a Director of the Company.

(b)(iv)

During the year ended December 31, 2010, a director of the Company exercised 100,000 of his vested options and elected to exercise these options pursuant to Share Appreciation Rights (“SARs”) attached to these options.  The SARs resulted in the termination of the options upon exercise and in lieu of receiving 100,000 common shares, the director received at no cost 12,886 of the Company’s common shares.  The number of common shares issued was determined by reference to the option exercise price ($0.65) as compared to the weighted average trading price of the Company’s common shares over a specified period before exercise. The Company recognized $9,614 in compensation expense in connection with the issuance of these common shares and $52,546 was reclassified from contributed surplus to share capital.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

(c)

Share purchase option plan

The Company has reserved 6,306,505 common shares under its 2003 (amended) incentive share option plan of which 3,757,274 common shares remain available. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Share purchase options outstanding as at December 31, 2011 are as follows:

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0 to $0.49	421,000	4.96	0.48	-	-
$0.50 to $0.99	1,257,000	3.62	0.73	329,800	0.77
$1.00 to $1.49	114,400	1.25	1.37	114,400	1.37
$1.50 to $1.99	74,500	0.87	1.50	74,500	1.50
$2.50	18,750	0.14	2.50	18,750	2.50
$3.40	18,750	0.14	3.40	18,750	3.40
$4.50	18,750	0.14	4.50	18,750	4.50
$6.15	18,750	0.14	6.15	18,750	6.15
	1,941,900	3.53	0.88	593,700	1.40

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the years ended December 31, 2011 and 2010:

	For the year ended December 31,
	2011	2010
Total compensation (increase in contributed surplus and share based payment)	$114,237	$167,076

For the year ended December 31, 2010, share based payment expense also included $9,614 related to shares issued under stock appreciation rights.

The weighted average assumptions used to estimate the fair value of options granted during the years ended December 31, 2011 and 2010 were:

	2011	2010
Risk free interest rate	1.86%	2.51%
Expected life	3.50	3.37
Vesting period	2 years	2 years
Expected volatility	75%	81%
Expected dividends	nil	nil
Forfeiture rate	14%	14%

A total of 1,146,000 stock purchase options were granted at an average exercise price of Cdn$0.64 and weighted average fair value of Cdn$0.34 during the year ended December 31, 2011:

Options vest in 2 years and expire 5 years from the grant date. A total of 450,000 options were granted to directors and 300,000 to senior management during the year ended December 31, 2011.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

(d) Warrants

The continuity of share purchase warrants with exercise price of $0.48 and expired on January 12, 2011 is as follows:

16. Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the years ended December 31, 2011 and 2010:

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

17.  Income Taxes

a)

Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings from operations before income taxes.  The principal factors causing these differences are shown below:

Year ended December 31, 2011		2010
Earnings before income taxes	$	1,700,556	$	2,055,568
Statutory tax rate		26.50%		28.50%
Expected income tax payable		450,647		585,837
Increase (decrease) resulting from:				
Foreign tax rate difference		37,485		179,869
Effect of statutory rate change		36,846		60,431
Non allowable(non taxable) income		(164,623)		(663,766)
Change in valuation allowance		3,007,088		80,433
Change in foreign exchange		218,263		(507,012)
Overstated deferred tax in prior years		418,155		-
Deferred tax assets on deductible				-
SR&ED expenditures of prior years not recognized		(1,104,231)		-
SR&ED ITCs of prior years not recognized		(1,346,376)		-
Adjustments for purchase price allocation		(231,541)		-
Other		(32,047)		179,633
Income tax expense (recovery)	**$**	**1,289,666**	**$**	**(84,575)**
Current income tax expense		811,081		139,775
Deferred income tax expense		478,585		(224,350)
Income tax expense (recovery)	**$**	**1,289,666**	**$**	**(84,575)**

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

b)

Deferred Income Tax Assets & Liabilities

The tax effect of the temporary differences that give rise to deferred income tax assets are presented below:

c)

Loss Carry Forwards and Investment Tax Credits

At December 31, 2011, the Company has approximately Cdn$3,206,000 of non-capital loss carryforwards available until 2030 to reduce future years' income for income tax purposes relating to Norsat International Inc.  Also, the Company has federal and provincial investment tax credits of approximately Cdn$2,462,000 and Cdn$1,322,000, respectively, available to reduce Canadian federal and provincial taxes payable.

The amounts expire as follows:

The Company also has available Cdn$6,775,000 of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the consolidated financial statements. In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$18,306,823.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

As at December 31, 2011 the Company has approximately $1,873,000 of net operating losses relating to Norsat International (America), Inc.  The amount consists of losses accumulated from 2006 to 2009 and will expire from 2026 to 2029.

At December 31, 2011, the Company has approximately $598,000 (£385,000) of losses carryforwards accumulated from 2004 to 2011 available to reduce future years' income for income tax purposes relating to Norsat International (United Kingdom) Ltd.

At December 31, 2011, the Company has approximately $2,074,000 (£1,335,000) of losses carry forwards accumulated from 2007 to 2010 available to reduce future years' income for income tax purposes relating to relating to Sinclair Technologies Limited in the United Kingdom.

At December 31, 2011, the Company had approximately $5,370,000 (CHF5,726,000) of loss carryforwards relating to Norsat S.A.  The amount consists of losses accumulated from 2009 and 2010 and will expire from 2016 to 2017.

18.  Segmented Information

The Company’s business operates primarily through three business segments – Antenna and Radio Frequency Conditioning Products (“Sinclair Technologies”), Satellite Solutions and Microwave Products. The Company also has two additional segments which have limited activity – Maritime Solutions and Remote Network Solutions.

These operating segments are monitored by the Company’s chief operating decision makers and strategic decisions are made on the basis of segment operating results.

Sinclair Technologies has over 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multi-couplers, and Accessories.  Sinclair Technologies’ two main product lines are antennas and filters.

The Satellite Solutions segment designs, develops and markets portable satellite systems, related accessories and services.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers.

These Satellite Solutions and Microwave Products are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Maritime Solutions segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Satellite Solutions and Microwave Products, these products establish broadband communications links interoperating with geostationary satellites, but have the additional challenge of needing to accommodate a vessel’s motion and movement.

The Remote Network Solutions segment develops, markets and deploys wireless communications systems that would address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as WiMAX, LTE and/or 4G. The Remote Network Solutions segment did not generate any revenues during the years ended December 31, 2011 and 2010.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth sales and gross profit information by operating segments for the years ended December 31, 2011 and 2010. During these periods, the Remote Network Solutions segment did not generate any revenues and hence is not included.

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Sinclair Technologies, Satellite Solutions, Microwave Products, and Maritime Solutions) over total consolidated sales.

Substantially all property and equipment and intangible assets are located in Canada.

The Company generated revenues from external customers located in the following geographic locations:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

19.  Supplemental cash flow and other disclosure

20.  Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, and President of a significant subsidiary (2010 – President and Chief Executive Officer and Chief Financial Officer) are as follows:

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel. A substantial portion of the year-over-year increase of short-term employee benefits relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

21.  Commitments and Contingencies

Future minimum payments at December 31, 2011 under various loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The Company has operating lease commitments that extend to November 2016. In addition, the Company is required to make contingent repayment of government contributions starting in 2013 based on fiscal 2012 performance (Note 8).

22.   Comparative Figures

Certain figures in the prior year consolidated financial statements have been reclassified to conform with the current year presentation.

23.  Transition to IFRS

IFRS 1 First Time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retroactively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings or if appropriate another category of equity unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

a)

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations before the date of transition to IFRS. The Company has elected to use this election and has applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

b)

Consolidated and Separate Financial Statements

According to IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elects to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

c)

Cumulative Translation Differences

IFRS 1 allows a first-time adopter an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss on disposal.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

d)

Share-Based Payments

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2 Share-Based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected to take advantage of the exemption and not apply IFRS 2 to awards that vested prior to January 1, 2010.

IFRS 1 also outlines specific guidance that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening consolidated statement of financial position dated January 1, 2010.

e)

Estimates

According to IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. This exemption is to prevent an entity from adjusting previously made accounting estimates for the benefit of hindsight. The Company's IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company's actual cash flows, it has resulted in changes to the Company's reported financial position and results of operations and statement of cash flows. In order to allow the users of the financial statements to better understand these changes, the Company's Canadian GAAP Consolidated Balance Sheets, Consolidated Statement of Earnings/(Loss), Deficit, and Comprehensive Income (Loss), and Consolidated Statements of Cash Flows as at January 1, 2010 and December 31, 2010 and for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained in the following section:

(i)

Accumulated other comprehensive income

IFRS 1 allows a first-time adopter to an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS.

The Company has chosen to apply this election and has eliminated the cumulative translation difference of $399,537 in the accumulated other comprehensive income account and adjusted deficit by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss of disposal.

(ii)

Share-based payment

Under IFRS:

➢

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

➢

Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Under Canadian GAAP:

➢

The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight line basis over the vesting period.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

➢

Forfeitures of awards are recognized as they occur.

Under Canadian GAAP, when share options are forfeited before vesting, all the previous period changes are to be reversed in the period that the options are cancelled using either the estimation or actual method. The Company has previously chosen to reverse such forfeited options using the actual method.

However, IFRS requires those forfeited options to be reversed using an estimation method based on estimated forfeitures.

(iii)

Deferred income tax asset/liability

Under IFRS:

➢

All deferred income tax assets and liabilities must be classified as non-current.

Under Canadian GAAP:

➢

Deferred income tax assets and liabilities are classified as current or non-current as appropriate.

As a result, the Company reclassified current deferred income tax assets and liabilities to non-current assets and liabilities respectively.

(iv)

Provisions

Under IFRS:

➢

Provisions are presented separately from accrued liabilities

Under Canadian GAAP:

➢

Provisions are not required to be presented separately.

Norsat provides standard one year warranty on satellite products, standard three year warranty on microwave products and standard two year warranty on maritime products under which customers are covered for the cost of repairs of any manufacturing defects that become apparent after purchase. The Company accrues on a quarterly basis warranty provision of 0.25% of satellite sales, 1% of microwave sales and 1% of maritime sales based on actual historical experience.

Since IFRS requires that provisions be separately presented from accrued liabilities, the Company has reclassified its warranty provision from accrued liabilities to provisions.

(v)

Statement of cash flows

The transition from Canadian GAAP to IFRS has not had a material impact on the consolidated statement of cash flows.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The Canadian GAAP Statement of Financial Position and Statement of Changes in Shareholders’ Equity at January 1, 2010 have been reconciled to IFRS as follows:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The Canadian GAAP Statement of Financial Position and Statement of  Changes  in Shareholders’ Equity at December 31, 2010 have been reconciled to IFRS as follows:

Previously reported under Canadian GAAP	Cumulative translation difference (note 23e.(i))	Share-based payment (note 23e.(ii))	Deferred tax assets/liabilities (note 23e.(iii))	Provisions (note 23e.(iv))	Total effect of transition to IFRS	Restated under IFRS
ASSETS							
Current assets:							
Cash and cash equivalents	$ 6,315,043						$ 6,315,043
Short-term investments	39,030						39,030
Trade and other receivables	4,562,606						4,562,606
Inventories	5,727,989						5,727,989
Prepaid expenses and other	590,451						590,451
Deferred tax asset	218,476			(218,476)		(218,476)	-
Total current assets	17,453,595			(218,476)		(218,476)	$ 17,235,119
Property and equipment, net	958,649						958,649
Intangible assets, net	340,258						340,258
Long-term prepaid expenses and other	9,340						9,340
Deferred tax asset	1,652,247			218,476		218,476	1,870,723
	2,960,494	-	-	218,476	-	218,476	3,178,970
Total assets	**$ 20,414,089**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 20,414,089**
LIABILITIES							
Current liabilities:							
Trade and other payables	$ 1,574,335						$ 1,574,335
Accrued liabilities	1,269,829				(141,813)	(141,813)	1,128,016
Provisions	-				141,813	141,813	141,813
Current income tax payable	139,775						139,775
Deferred revenue	1,201,250						1,201,250
Total current liabilities	4,185,189	-	-	-	-	-	4,185,189
Long-term deferred revenue	395,720						395,720
Total liabilities	4,580,910	-	-	-	-	-	4,580,910
SHAREHOLDERS' EQUITY							
Issued capital	37,447,180						37,447,180
Contributed surplus	3,723,474		(5,230)			(5,230)	3,718,244
Accumulated other comprehensive income	399,537	(399,537)				(399,537)	-
Deficit	(25,737,011)	399,537	5,230			404,767	(25,332,245)
Total shareholders' equity	15,833,180	-	-	-	-	-	15,833,179
Total liabilities and shareholders' equity	**$ 20,414,089**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 20,414,089**

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The Canadian GAAP Statement of Earnings and Comprehensive Income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2011 and 2010

(Expressed in US dollars)

The Canadian GAAP Statement of Cash Flows for the year ended December 31, 2010 has been reconciled to IFRS as follows: